UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                              KIRLIN HOLDING CORP.
                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
                           (Title Class of Securities)


                                   497629 10 5
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remaining of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (2/92)

CUSIP No. 497629 10 5                 13G            Page 2 of 6 Pages
-------------------------------                ------------------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   ROBERT A. PADUANO
-----------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)|_|
                                                              (b)|x|
-----------------------------------------------------------------------------

3         SEC USE ONLY
-----------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
-----------------------------------------------------------------------------
                         5         SOLE VOTING POWER
                                       96,046
         NUMBER OF       ----------------------------------------------------
          SHARES         6         SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       - 0 -
           EACH          ----------------------------------------------------
         REPORTING       7         SOLE DISPOSITIVE POWER
          PERSON
           WITH                        96,046
                         ----------------------------------------------------
                         8         SHARED DISPOSITIVE POWER

                                         -0-
-----------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   96,046
-----------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   7.1%
------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                   IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)         Name of Issuer:  Kirlin Holding Corp.


Item 1(b)         Address of Issuer's Principal Executive Offices:

                                    6901 Jericho Turnpike
                                    Syosset, New York  11791


Item 2(a)         Name of Person Filing:   Robert A. Paduano


Item 2(b)         Address of Principal Business Office or, if none, Residence:

                                    6901 Jericho Turnpike
                                    Syosset, New York  11791


Item 2(c)         Citizenship:  United States of America


Item 2(d) Title of Class of Securities: Common Stock, $.0001 par value per share


Item 2(e)         CUSIP Number:  497629 10 5


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a) [ ] Broker or Dealer registered  under  Section 15 of the
                          Act
                  (b) [ ] Bank as defined in Section  3(a)(6) of the Act
                  (c) [ ] Insurance  Company as defined in Section  3(a)(19)
                          of the Act
                  (d) [ ] Investment  Company  registered under Section 8 of
                          the  Investment   Company  Act
                  (e) [ ] Investment  Adviser registered under Section 203 of the Investment Advisers Act of 1940
                  (f) [ ] Employee  Benefit  Plan,  Pension  Fund which is
                          subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;
                          see   ss. 240.13d-1(b)(1)(ii)(F)
                  (g) [ ] Parent Holding Company, in accordance with ss.
                          240.13d-1(b)(ii)(G) (Note:  See Item 7)
                  (h) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

       (a)      Amount Beneficially Owned: 96,046

       (b)      Percent of Class: 7.1%

       (c)      Number of shares as to which such person has:

                (i)      sole power to vote or to direct the vote: 96,046

                (ii)     shared power to vote or to direct the vote:  -0-

                (iii)    sole power to dispose or to direct the disposition of:
                         96,046

                (iv) shared power to dispose or to direct the disposition of: -0-

                  The number of shares indicated as being owned by the Reporting Person includes (A) 48,000 shares of Common Stock issuable upon the exercise of stock options granted to the Reporting Person by the Issuer and (B) 8,046 shares of Common Stock issuable upon the exercise of warrants issued to the Reporting Person by the Issuer, all of which options and warrants were exercisable on December 31, 1996 or would become exercisable within 60 days of December 31, 1996. The number of shares indicated does not include 15,000 shares of Common Stock issuable upon exercise of stock options granted to the Reporting Person by the Issuer that do not become exercisable until January 12, 1998.

                  On January 14, 1997, the Reporting Person transferred by gift 4,000 shares to each of three trusts of which he serves as co-trustee and which were established for the benefit of his three minor children. Accordingly, as of January 14, 1997, the Reporting Person shares voting and dispositive power over such shares.


Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable


Item 9.  Notice of Dissolution of Group.

                  Not Applicable


Item 10.          Certification.

                  Not Applicable

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     April 3, 1997
                                 ---------------------
                                       Date

                                 /s/ Robert A. Paduano
                                 ---------------------
                                    Signature


                                   Robert A. Paduano
                                 ---------------------
                                    Title: Director